United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Jabil Circuit, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-14063	38-1886260
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

10560 Dr. Martin Luther King, Jr. Street North St. Petersburg, Florida		33716
(Address of principal executive offices)		(Zip Code)

Beth Walters

Senior Vice President, Communications and Investor Relations

727-803-3349

(Name and telephone number, including area code, of the

person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

A Conflict Minerals Report is provided as an exhibit to this Form SD and is available at the following Internet website: http://www.jbl.client.shareholder.com/. The information contained on our website is not incorporated by reference into this Form SD or our Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Information concerning conflict minerals from recycled or scrap sources that may be contained in the in-scope products that we manufactured is included in the Conflict Minerals Report and is incorporated into this Form SD by reference.

Item 1.02	Exhibit

The Conflict Minerals Report described in Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit 1.01 – Conflict Minerals Report for the calendar year ended December 31, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

JABIL CIRCUIT, INC.
(Registrant)

By:	/s/ Forbes I.J. Alexander	May 31, 2017
Name:	Forbes I.J. Alexander
Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

1.01	Conflict Minerals Report for the calendar year ended December 31, 2016